ADIRA ENERGY ANNOUNCES APPOINTMENT OF NEW DIRECTORS, NEW CHIEF FINANCIAL OFFICER AND STOCK OPTION GRANT

Toronto, Ontario, January 12, 2011 / ADIRA ENERGY LTD. (TSXV: ADL; OTCBB: ADENF; FRANKFURT: AORLB8) Adira Energy Ltd. (“Adira” or the “Company”) is pleased to announce the appointment of Eli Barkat and Yael Reznik Cramer of the BRM Group Ltd. ("BRM") to the board of directors of the Company (the "Board") by its existing directors, effective January 11, 2011, to hold office until the next annual meeting of the shareholders. In accordance with these appointments the Board has been increased from six members to eight.

The appointment takes place in accordance with the Company's existing agreement with BRM described in the Company's press release dated October 29, 2010.

The Company also announces that effective January 11, 2011 Mr. Gadi Levin, the CFO of the Company's four Israeli operating subsidiaries, has been appointed Chief Financial Officer of the Company. The Company's current CFO, Mr. Alan Rootenberg, will continue to assist the Company on a consulting basis.

Mr. Levin is a chartered accountant with many years of experience in the public and private equity markets. His experience spans multiple jurisdictions including South Africa, England and Israel. He has a Bachelor of Commerce degree in Accounting and Information Systems, has received his Chartered Accountant designation in South Africa and has an MBA from Bar Ilan University in Israel. The Company believes this change will help to streamline its multi-jurisdictional operations.

The Company also announces the granting of incentive stock options to purchase an aggregate of 1,650,000 common shares of Adira to a number of director and officer recipients. The stock option grants are all subject to regulatory approval.

Terms of the options include an exercise price of $0.80 per common share, a vesting schedule allowing for the vesting of 12.5% of the options granted every six months with the initial amount vesting on the date that is six months from the date hereof, resulting in the options being fully vested on July 11, 2015. The options expire on January 11, 2016.

About BRM

BRM Group is a privately-held holding company and invests in the hi-tech industry and in the financial services focusing on Israel-related companies. BRM seek out and invest in companies with truly revolutionary potential that can become significant market players, creating long term value and offer entrepreneurs knowledge, networking and capital and a long term company-building focus. The chairman of the group is Mr. Eli Barkat, Chairman and Co-founder of BRM, is a recognized figure in the Israeli business community, with more than 20 years of entrepreneurial, investment and business management experience.

BRM Group has a history of building success stories and has been involved, either directly or via venture capital funds under its control, in some noteworthy exits. These include Checkpoint (NASDAQ: CHKP); Backweb (NASDAQ: BWEB); Passave (sold to PMC-Sierra); Oplus Technologies (sold to Intel); Whale Communications (sold to Microsoft); and Fraud Sciences (sold to eBay).

For more information, visit www.brm.com.

About Adira Energy Ltd.

Adira Energy Ltd. explores for oil and gas in and offshore Israel. It has four petroleum exploration licenses; the Eitan, Gabriella, Yitzhak and Samuel Licenses, collectively covering an aggregate total of approximately 350,000 acres. These licenses are located respectively on-shore in the Hula Valley of Northern Israel, 10 km offshore between Netanya and Ashdod, 17 km offshore between Hadera and Netanya and adjacent to the coast between Ashqelon and Bat-Yam. In addition the company has an agreement to farm in to 70% of the Notera license adjacent to the company’s Eitan license.

The Company has filed an independent technical report related to the Eitan license on www.sedar.com. The report, prepared by Petrotech Engineering Ltd. is entitled “Evaluation of the Interest of Adira Energy Corp. in License No.356 EITAN in the Hula Valley, Israel”, dated June 1, 2009 and is supplemented by a letter dated October 8, 2009.

For more information contact:

Adira Energy Ltd.

Canada	Israel
Alan Friedman	Ilan Diamond
Executive Vice President, Corporate Development	Chief Executive Officer
contact@adiraenergy.com	idiamond@adiraenergy.com
+1 416 250 1955	+ 972 50 991 8555

Or visit the Company’s profile at www.SEDAR.com.

Forward-Looking Statement Disclaimer

This press release includes certain statements that may be deemed “forward-looking statements”. All statements in this press release, other than statements of historical facts, including those that announce proposed financings that the Company expects to complete, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the failure of investors who are believed to have committed to the financings to complete them as a result of general market conditions, adverse developments unique to such investors, or otherwise. Accordingly, the actual amounts raised may differ materially from those projected in the forward-looking statements. For more information on the Company, investors should review the Company’s filings, available at www.sedar.com and www.sec.gov. This announcement does not constitute an offering of securities nor a solicitation to purchase securities. An offer of securities will only be made by subscription agreement and subject to applicable law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Adira Energy Ltd. 120 Adelaide Street West, Suite 1204, Toronto, Ontario, M5H 1T1, Canada, Tel: +1.416.250.1955, Fax: +1.416.361.6455